

Mail Stop 3561

October 19, 2015

August Petrov
Chief Executive Officer
AP Event Inc.
Husovo namesti 7
Okres Praha - Zapad
Czech Republic 25301

> **Re: AP Event Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 7, 2015**
> **File No. 333-206745**

Dear Mr. Petrov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2015 letter.

General

1. Based on the information you have provided in the filing, it appears that you are a shell company as defined in Rule 405 under the Securities Act. We do note your response to our prior comment 2 that you "have started to negotiate agreements with potential customers and have already signed the first agreement with Dnihlujis A Partneri on August 19, 2015 and were prepaid $3,000 according to agreement." Also, we note the date of the musical performance for that agreement has passed. However, we continue to note that you have minimal assets and nominal operations. In this regard, we also note your response to our prior comment 8 that you "do not have sufficient capital to

commence operations." Please also reconcile your response to our prior comment 2 with your disclosure on page 15 that you have generated "no revenue to date" and that "no revenues are anticipated until we complete our initial business development," and your disclosure on page 18 that "[n]o substantial revenues are anticipated until we have completed the financing from this offering and implemented our plan of operations."

Description of Business, page 19

2. We note your disclosure on page 19 that you "keep in mind bringing American citizens to mentioned tours . . . [and] might attract European tourists to the most important music events on the territory of the USA," and on page 20 that you "might plan a music event of our own" and "might invite various music world stars to perform alongside local amateur bands" and that such projects "might demand a detailed business plan of its own, but we intend to incorporate it in our services later on." Please remove these and any similar references to speculative plans for which you currently have no business plan or briefly expand to explain the steps, timeline and financing needed for these plans.

Plan of Distribution, page 25

3. We note your response to our prior comment 12 and reissue in part. Please remove the following reference: "Under Paragraph 3a4-1(a)(4)(iii), our sole officer and director must restricts his participation to any one or more of the following activities:"

Consent of Independent Registered Accountant

4. Please include a currently dated consent of your independent registered accountant in an amendment to your Form S-1 registration statement.

Exhibit 99.1

5. Please refer to the first paragraph. Please remove the reference to the purchaser of the securities acknowledging that he has read the prospectus.

You may contact Melissa Gilmore at (202) 551-3536 or Claire Erlanger at (202) 551-3537 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Joseph L. Pittera
        Law Offices of Joseph L. Pittera